FILED PURSUANT TO RULE 424(b)(3)
                                                     REGISTRATION NO. 333-116044

                                   PROSPECTUS

                            2,104,558 Ordinary Shares

                           BLUEPHOENIX SOLUTIONS LTD.

                                ----------------

      This prospectus relates to the resale from time to time of up to 400,000 ordinary shares held by four selling shareholders and up to 1,704,558 ordinary shares that may be issued to other selling shareholders, as follows:

o Up to 1,190,476 ordinary shares issuable upon conversion of convertible debentures held by certain selling shareholders;

o Up to 156,939 ordinary shares issuable to certain selling shareholders as payment of interest on the convertible debentures; and

o Up to 357,143 ordinary shares issuable upon exercise of warrants held by certain selling shareholders.

      We will not receive any proceeds from sales of the ordinary shares offered pursuant to this prospectus, but we will receive the proceeds from the exercise of warrants. The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the ordinary shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

      The selling shareholders and any agent or broker-dealer that participates with the selling shareholders in the distribution of the ordinary shares may be considered "underwriters" within the meaning of the Securities Act of 1933, and, in that event, any commissions received by them and any profit on the resale of the shares may be considered underwriting commissions or discounts under the Securities Act.

      Our ordinary shares are listed for quotation on the Nasdaq National Market under the symbol "BPHX." On March 7, 2005, the closing sale price of our ordinary shares on the Nasdaq National Market was $4.73 per share. You are urged to obtain the current market quotations for our ordinary shares.

                                ----------------

      Investing in our ordinary shares involves a high degree of risk. See "Risk Factors" on page 3 to read about factors you should consider before buying our ordinary shares.
                                ----------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                        Prospectus dated March 15, 2005.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Prospectus Summary.............................................................1

Risk Factors...................................................................5

Special Note Regarding Forward-Looking Information............................14

The Offering and Listing......................................................16

Reasons for the Offer and Use of Proceeds.....................................18

Selling Shareholders..........................................................18

Plan Of Distribution..........................................................22

Legal Matters.................................................................23

Experts.......................................................................24

Enforceability of Civil Liabilities...........................................24

Where You Can Find Additional Information.....................................25

Information Incorporated by Reference.........................................25

                               PROSPECTUS SUMMARY

                                   OUR COMPANY

      BluePhoenix Solutions Ltd. develops and markets unique enterprise information technology, or IT, modernization solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today's environment. In 1997, we gained international recognition and global presence by introducing our C-MILL conversion tool, which was developed based on our generic modernization technology. We delivered C-MILL together with consulting services, training, and support as a comprehensive conversion solution to solve the millennium problem. Until 1999, we derived substantially all of our revenues from the provision of year 2000 conversion projects. In 1999, we began focusing on the development and marketing of new automated software renovation tools.

      The combination of our comprehensive set of products and tools with our expert services methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our solutions, which include technology for Understanding, Presentment, Migration, Remediation, and Redevelopment, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

      Our solution portfolio includes invasive and non-invasive software products, software tools and support services that address the most pressing challenges organizations and companies face today.

      Our solutions enable companies to:

o     better understand and manage their IT systems and resources;
o     easily integrate packaged applications and build customized applications;
o     significantly decrease maintenance, human resource, and technology costs;
o quickly migrate to modern databases, platforms, applications, and programming languages;
o substantially transform applications and databases in order to address regulatory and business changes; and
o     directly gain access to cutting edge technology and new business channels.

      Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past 17 years, establishing our credibility and achieving international recognition and presence. Based on our technology and that of our affiliates, we develop and market software products, tools, and related methodologies. We deliver our tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

      We provide our modernization solutions directly or through our strategic partners, which include IBM, Capgemini, EDS, Cook Systems, Temenos, Millennium and TACT. Our partners are usually system integrators who assist us to increase our penetration and exposure in the market. We provide our modernization solutions to the partners' customers in collaboration with the system integrator's team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements with the partners under which we grant license rights to the partners and/or the partners' customers, provide them with related services or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners. We usually enter into master agreements with these partners which generally set forth the terms under which our solutions will be marketed to customers, or enter into ad hoc arrangements on a per customer basis. Our direct customers, as well those introduced to us by our partners, among others:

    FINANCIAL SERVICES                      INSURANCE                    OTHER INDUSTRIES
    ------------------                      ---------                    ----------------

o  Rabobank Netherland BV         o   AXA Sunlife Services,        o  Altera Corporation
                                      PCL(UK)

o  CGD Bank - Caixa General de    o   NV Interpolis BTLLACERA      o  Cadence Design Systems,
   Depositos (Portugal)               (USA)                           Inc.

o  Credit Suisse                  o   LBS (Germany)                o  *Computer Associates Islandia

o  Fidelity International         o   Mivtachim (Israel)           o  Crystal Decisions
   Resource Management

o  Argus Health Systems           o   Legal and general Resources) o  ESRI

o  Temenos Group                  o   Phoenix (Israel) Barmenia    o  Mentor Graphics Corporation
                                      Krankenversicherung A.G.

o  Rural Servicios Informaticos                                    o  Microsoft Corporation
   (Spain)

o  SDC Udvikling  (Denmark)                                        o  Cognos

                                                                   o  Synopsys MT VIEW

                                                                   o  Electronic Data Systems Corp

                                                                   o  IBM Japan Ltd.

                                                                   o  Commonwealth of Australia

                                                                   o  MCI WorldCom Network
                                                                      Services, Inc.

                                                                   o  Net Quation

                                                                   o  IBM (Rational Software)


      Each of the customers mentioned above contributed at least $600,000 to our annual revenues for a project performed within the previous two fiscal years.

                                THE TRANSACTIONS

Agreement with Omicron, Smithfield, Cranshire and Iroquois

      Pursuant to a securities purchase agreement dated March 30, 2004, we issued to Omicron Master Trust, Smithfied Fiduciary LLC, Cranshire Capital LP and Iroquois Capital L.P., an aggregate of $5 million principal amount of our convertible debentures and warrants to purchase our ordinary shares.

      On February 18, 2005, in connection with discussions regarding the delayed effectiveness of the registration statement required to be filed pursuant to a related registration rights agreement described below, the purchasers and we amended certain terms of the securities purchase agreement, the registration rights agreement, the convertible debentures and warrants. The description set forth below reflects the amended terms of the transaction. As part of these discussions, the purchasers waived any default to date with respect to our obligations relating to the filing and effectiveness of the registration statement.

      Debentures

      The debentures are convertible into our ordinary shares for a conversion price of $5.25 per ordinary share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events and (ii) anti-dilution adjustment. The debentures are due on November 30, 2007. Interest accrues on the debentures at a rate equal to the six-month London Interbank Offering Rate for deposit accounts. Interest on the debentures is paid quarterly in cash or our ordinary shares, at our discretion. The conversion rate with respect to payments of interest on the debentures will be equal to 90% of (a) the volume weighted average price of our ordinary shares on the Nasdaq National Market or the OTC Bulletin Board (as the case may be), (b) if not so listed or quoted, the most recent bid price per share as reported in the "Pink Slips" as reported by Pink Sheets LLC or (c) if not so reported, as determined by our board of directors in good faith, in each case, during the 20 trading days preceding the date of payment of interest. In the event the volume weighted average price per ordinary share (as calculated in the preceding sentence) for any 20 consecutive trading days exceeds $6.56, then we may force the holders of the debentures to convert any or all of the principal amount of the debentures held by them as of such date, subject to, among other things, our having an effective resale registration statement at such time for the resale of the ordinary shares underlying the debentures.

      Warrants

      In addition to the debentures the purchasers were issued warrants to purchase up to 285,714 of our ordinary shares at an exercise price of $6.50 per share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events and (ii) anti-dilution adjustment.

      Notwithstanding the above, if as a result of any conversion of debentures or exercise of warrants, any of the purchasers will beneficially own more than 4.99% of our outstanding ordinary shares (or 9.99%, in the case of a forced conversion of debentures), then that purchaser will not have the right to convert its debenture or exercise its warrant, as the case may be, in an amount in excess of such threshold. Furthermore, we will not issue ordinary shares upon conversion of the debentures or exercise of the warrants in an aggregate amount in excess of 19.99% of the total number of ordinary shares outstanding as of March 30, 2004, without obtaining the approval of our shareholders prior to such issuance.

      Additional Purchase Rights and Obligations

      If, during a period of 360 days after the date on which the registration statement of which this prospectus forms a part is declared effective, the volume weighted average price per ordinary share equals or exceeds the market price of our shares on March 30, 2004, the purchasers may purchase from us additional debentures convertible into our ordinary shares for a conversion price of $4.50 per ordinary share at an aggregate purchase price of up to $3,000,000 and receive additional warrants on the same terms as the initial warrants, exercisable into such number of our ordinary shares equal to 30% of the ordinary shares into which the additional debentures are convertible.

      If, during the period mentioned above, the volume weighted average price per ordinary share during any 10 consecutive trading days exceeds $12.825, we may require the purchasers to purchase, for an aggregate purchase price of up to $3,000,000, additional debentures for an aggregate principal amount of $3,000,000, and warrants on the same terms as the initial warrants, exercisable into such number of our ordinary shares equal to 30% of the ordinary shares into which the additional debentures are convertible.

      We are not registering for resale under the registration statement of which this prospectus forms a part any of the shares that may be issued to the selling shareholders should they or we decide to increase their investment as described.


      Registration Rights Agreement

      In connection with the purchase of the securities pursuant to the securities purchase agreement, we entered into a registration rights agreement with the purchasers dated March 30, 2004, which was amended on February 18, 2005, pursuant to which we agreed to register the resale under the Securities Act of the ordinary shares underlying the convertible debentures and any ordinary shares we issue to the holders of the debentures as interest thereon as well as the ordinary shares underlying the warrants. This prospectus forms a part of the registration statement that is being filed to satisfy our obligations under the registration rights agreement.

      We agreed to file a registration statement with the Securities and Exchange Commission by May 28, 2004 for purposes of registering up to 1,704,558 ordinary shares issuable (i) upon exercise of convertible debentures, (ii) as payment of interest on the convertible debentures and (iii) upon exercise of warrants. Under this agreement, as amended, we would be obliged to pay investors in the offering $75,000 per month liquidated damages if the registration statement is not declared effective within 15 days after March 18, 2005.

                              CORPORATE INFORMATION

      You may contact us at our principal executive offices 8 Maskit Street, Herzliya, 46120, Israel, or by telephone, at 972-9-952-6100. Our U.S. headquarters is located at 8000 Regency Parkway, Cary, North Carolina 27511 and our telephone number there is (919) 380-5100. We were incorporated in Israel in and our principal website is www.bphx.com. The information available on our website and other information that can be accessed through it are not part of this prospectus.

                                  RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risks, as well as the other information in this prospectus, before deciding whether to invest in our ordinary shares. If any of the following risks actually occur, our business, financial condition, results of operations and liquidity would suffer. In that event, the trading price of our ordinary shares could decline and you might lose all or part of your investment in our ordinary shares. The risks described below are the material risks associated with the offering of our ordinary shares.

CAPITAL SPENDING ON INFORMATION TECHNOLOGY, OR IT, SOLUTIONS HAS DECLINED SIGNIFICANTLY. THIS GLOBAL TREND AFFECTED OUR OPERATING RESULTS. IF IT SPENDING CONTINUES TO SLOW DOWN, OUR BUSINESS MIGHT BE SERIOUSLY HARMED.

      We have been affected by global economic changes, in particular the sharp decline in capital spending in the information technology, or IT, sector and the overall business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. In 2003, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend was changed, and our revenues increased to $54.3 million. However, due to the overall business slow-down and in particular, the IT business slow-down, we cannot assure you that we will be able to continue increasing our revenues or keep our revenues at the same level as in 2003. We cannot know whether the global market will recover in the future, and how the economic conditions will continue to affect our business.

IF WE FAIL TO SUCCESSFULLY CONTINUE INTEGRATING LIRAZ'S BUSINESS WITH OUR OWN, OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

      In March 2003, we completed the acquisition of the entire outstanding share capital of Liraz Systems Ltd., an Israeli company then publicly-traded on the Tel-Aviv Stock Exchange, or the TASE. While we have already concluded the integration of Liraz's infrastructure, management, personnel and sales and marketing activities within our business, we are still in the process of integrating Liraz's technology, products, service offerings and research and development activities. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product-line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. The achievement of these benefits depends, however, on our ability to successfully complete the integration of Liraz's business into our business. Difficulties in assimilating Liraz's business could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our results of operations. We may also encounter difficulties in penetrating markets in which we have no or limited experience. We cannot assure you that we will be able to successfully complete the integration of Liraz's business with our own. In addition, we cannot assure you that the benefits we anticipate will occur as a result of assimilating Liraz's business will contribute to our business to the extent anticipated. This in turn may materially adversely affect our business, financial condition and our quarterly and annual results of operations.

ANY FUTURE ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY DISTRACT OUR MANAGEMENT AND DISRUPT OUR BUSINESS.

      As part of our growth strategy, we have been investing in and acquiring control of various companies to expand our solution portfolio. We intend to continue seeking investment opportunities. In addition, as part of our expansion strategy, we increased our controlling interest in some of our subsidiaries and fully integrated them within our business. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire, invest in, or increase our control interest in another company, we could have difficulty assimilating that company's personnel, operations, technology, or products and service offerings into our own. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our results of operations. Acquisitions of new companies also involve the risk of penetrating markets in which we have no or limited experience. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

WE HAVE A LIMITED OPERATING HISTORY IN OUR CURRENT PRINCIPAL MARKETS, WHICH WILL MAKE IT DIFFICULT OR IMPOSSIBLE FOR YOU TO PREDICT OUR FUTURE RESULTS OF OPERATIONS.

      We have experienced major fluctuations in our net results. In 2003, we had net income of $1.9 million, while in 2002 and 2001 we had a net loss of $3.6 million and $15.0 million, respectively. The net loss in 2002 and 2001 was a reversal from prior years in which we had net income. In 2000, our net income was $3.1 million, in 1999, $8.0 million, and in 1998, $9.3 million. The fluctuations in our net results are mainly attributable to the changes in the suite of modernization tools we have been offering to our customers, the limited experience we have had in the markets for these tools, and the difficulties we have encountered in introducing our tools to their respective markets. Most of the solutions we offer to our customers are based on tools that share a common generic technology and methodology. However, the introduction of new tools to new markets involves increased selling and marketing expenses, which in turn increases our operating expenses and directly affects our results of operations. Until 1999, we derived substantially all of our revenues from the provision of year 2000 conversion projects. In 1999, we began focusing on the development and marketing of new automated software renovation tools. Our future profitability depends on our ability to continue to successfully develop and market new software modernization tools and solutions. We cannot assure you that the markets for our new modernization solutions will develop or reach the size we estimate or that our products and services will gain market acceptance. In addition, we devote significant financial resources to the development of new products. Our prospects must be considered in light of the risks and difficulties frequently encountered by companies dependent upon operating revenues from new product lines in emerging and rapidly evolving markets. Because of our limited experience in our principal markets and with our new products, we cannot assure you that our strategy for operating in these markets or selling these products will be successful. You should not rely on our historical results of operations as indications of future performance.

WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR ANNUAL AND QUARTERLY RESULTS, WHICH MAKES IT DIFFICULT FOR OUR SHAREHOLDERS TO MAKE RELIABLE PERIOD-TO-PERIOD COMPARISONS AND MAY CONTRIBUTE TO VOLATILITY IN THE MARKET PRICE FOR OUR ORDINARY SHARES.

      Our quarterly and annual revenues, gross profits, and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products as described above and, any of the following events:

      o adverse economic conditions in various geographic areas where our customers and potential customers operate;

      o     acquisitions and dispositions of companies;

      o timing of completion of specified milestones and delays in implementation;

      o     timing of product releases;

      o     timing of contracts;

      o increases in selling and marketing expenses, as well as other operating expenses; and

      o     currency fluctuations.


      In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.

A DELAY IN COLLECTION OF OUR FEES COULD RESULT IN CASH FLOW SHORTAGES, WHICH IN TURN MAY SIGNIFICANTLY IMPACT OUR FINANCIAL RESULTS.

      Typical modernization projects, which deploy our solutions, are long-term projects, and therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work, and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages. To date, we have not experienced any significant payment delays that resulted in cash flow shortages. Any significant variation in estimated and actual revenues obtained may significantly impact our financial results in any given period.

THE ABILITY OF OUR SUBSIDIARY, MAINSOFT, TO CONTINUE TO MARKET THE CROSS-PLATFORM PRODUCTS FOR THE UNIX ENVIRONMENT (VISUAL MAINWIN FOR UNIX) IS DEPENDENT UPON MAINSOFT OBTAINING FROM MICROSOFT ACCESS TO UPDATED AND ADDITIONAL SOURCE CODE.

      In August 1998, our subsidiary, Mainsoft Corporation, entered into a Windows source-code licensing agreement. Pursuant to this agreement and the amendments thereto, Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Mainsoft's products. Mainsoft's ability to continue to market the Visual MainWin for Unix depends upon Microsoft providing access to updated and additional source code. We anticipate that in the future, we will pursue a source code license from Microsoft for any subsequent code we may benefit from. However, we cannot assure you that we will be able to negotiate successfully any additional license rights on a timely basis or at all, or that these license rights would be on terms acceptable to us. If we are unable to develop future products under a source code license agreement with Microsoft, we may encounter difficulties in selling updated versions of our cross-platform products and as a result, our business, results of operations, and financial condition could be adversely affected.

      The rights that Microsoft granted to Mainsoft are non-exclusive. We cannot assure you that Microsoft has not granted, or will not grant, similar or more extensive rights to use its technology on similar or more favorable terms to our existing or new competitors, which could have an adverse effect on our ability to market our cross-platform products. Furthermore, we cannot assure you that Microsoft will not internally develop or otherwise acquire its own cross-platform development solution, thereby becoming a direct competitor of ours. The emergence of Microsoft as a direct or indirect competitor of ours would intensify competition in the environment in which we operate.

      Under the license agreement between Mainsoft and Microsoft, Mainsoft may request that Microsoft waive certain Microsoft royalties for particular customers. In the past, Microsoft generally has granted these customers specific royalty waivers. However, we cannot assure you that Microsoft will continue to grant such waivers. An increase in royalties would require us to raise the prices of specific products or reduce our gross margins, either of which could harm our business.

      On February 13, 2004, there were public reports that a leak of Microsoft source code had occurred on the Internet. These reports indicated that the source code contained trace references to the Mainsoft servers and personnel. Mainsoft's management team immediately adopted an open door policy of full cooperation with local authorities, the FBI, and Microsoft in their respective investigations. Mainsoft, through an internal investigation into the leak, confirmed that the code had come from one of their servers but was most likely extracted some time in 2001. All parties conducting investigations have found no trace of a security breach after that date. According to the FBI, the investigation is still active and they are proceeding with the investigation to date.

      While Mainsoft believes its relationship with Microsoft will continue on terms acceptable to us, a change in the relationship could adversely affect our business, results of operations, and financial condition.

IF WE ARE UNABLE TO ACCURATELY PREDICT AND RESPOND TO MARKET DEVELOPMENTS OR DEMANDS, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

      The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, customer requirements, and new product introductions by existing or future competitors could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources.

IF WE FAIL TO ADDRESS THE STRAIN ON OUR RESOURCES CAUSED BY CHANGES IN OUR COMPANY, WE WILL BE UNABLE TO EFFECTIVELY MANAGE OUR BUSINESS.

      We have recently undergone significant changes in our product offerings. This has placed and will continue to place substantial demands upon our management, systems, and resources, including our sales, project management, consulting personnel, and software development operations. These changes include developing and marketing new modernization tools and expanding the sales of our products further into the North American market. Our ability to manage any future changes or growth depends on our ability to continue to implement and improve our operational, financial, and management information control and reporting systems on a timely basis, and to expand, train, motivate, and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition, and results of operations could be materially adversely affected.

IF WE ARE UNABLE TO MANAGE THE EFFECTS OF THE VARIATIONS IN OUR OFFERING PORTFOLIO, OUR RESULTS WILL BE ADVERSELY AFFECTED.

      We specialize in the development and implementation of sophisticated software modernization tools and products. We leverage our know-how, experience and generic technologies, to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. As part of our growth strategy, as a new need evolves, we typically conduct a market analysis to qualify and quantify the market opportunity. If the results justify the investment required for the development of new products or tools, then we begin the development process of the new product. In order to maintain our position in the market, and maintain our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products. The net annual expense related to research and development has varied between $7 million and $9 million in the last three years.

      Our solution portfolio is changing, as is the geographical distribution of our sales. In recent years, we have experienced a decline in our sales in North America, and an increase in the amount of our sales in Europe. This change is mainly attributable to the integration of Liraz's European sales force.

      In order to properly introduce a new product to the marketplace or to introduce our current products into new markets, we continuously update our marketing materials, educate our sales force and make changes to our operations. If these processes are not completed in a timely manner, our new product introduction may be delayed.

IF WE ARE UNABLE TO ATTRACT, TRAIN, AND RETAIN QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO ACHIEVE OUR OBJECTIVES AND OUR BUSINESS COULD BE HARMED.

      In order to achieve our objectives, we may need to hire additional, qualified software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees.

IF WE FAIL TO ESTIMATE ACCURATELY THE COSTS OF FIXED-PRICE CONTRACTS, WE MAY INCUR LOSSES.

      We derive a portion of our revenues from engagements on a fixed-price basis. We price these commitments upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition. In addition, we may agree to a price before the design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us.

IF OUR TOOLS OR SOLUTIONS DO NOT FUNCTION EFFICIENTLY, WE MAY INCUR ADDITIONAL EXPENSES.

      In the past years, we have successfully used our software modernization tools in numerous software renovation projects. In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors and bugs. In addition, we have instituted a quality assurance procedure for correcting errors and bugs in our tools. The amount of failures, errors and bugs detected in modernization and transformation projects to date, and the cost of correcting them, have not been significant. However, if our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we might incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

IF WE FAIL TO SATISFY OUR CUSTOMERS' EXPECTATIONS REGARDING OUR SOLUTIONS, OUR CONTRACTS MAY BE CANCELLED AND WE MAY BE THE SUBJECT OF DAMAGES CLAIMS.

      In the event that we fail to satisfy our customers' expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When this occurs, customers can cancel our contracts. Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

WE ARE EXPOSED TO SIGNIFICANT CLAIMS FOR DAMAGE CAUSED TO OUR CUSTOMERS' INFORMATION SYSTEMS.

      Some of the products, tools, and services we provide involve key aspects of our customers' information systems. These systems are frequently critical to our customers' operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. We have never been the subject of a material damages claim related to our modernization solutions or modernization services. However, if a customer's system fails during or following the provision of modernization solutions or services by us, or if we fail to provide customers with proper support for our modernization solutions, we are exposed to the risk of a claim for substantial damages against us, regardless of our responsibility for the failure. When possible, we limit our liability under our product and service contracts. However, we cannot guarantee that these limitations of liability, if any, would be sufficient to protect us against legal claims. We maintain professional errors and omissions and general liability insurance coverage. However, we cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, it may have a material adverse effect on our business, operating results, and financial condition. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

IF THIRD PARTIES ASSERT CLAIMS OF INFRINGEMENT AGAINST US, WE MAY SUFFER SUBSTANTIAL COSTS AND DIVERSION OF MANAGEMENT'S ATTENTION.

      Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the non-disclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. Any claim, with or without merit, could:

      o     be expensive and time-consuming to defend;

      o     divert management's attention and resources; or

      o require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

      Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, WHICH MAY LIMIT OUR ABILITY TO COMPETE EFFECTIVELY.

      Our success and ability to compete are substantially dependent upon our internally developed technology. Most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright, and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States. We have placed, and in the future may place, certain of our software in escrow. The software may, under specified circumstances, be made available to our customers. We have also provided our software directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

WE ARE EXPOSED TO LITIGATION THAT COULD RESULT IN CONSIDERABLE FINANCIAL LIABILITIES.

      In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz's shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court's approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. No preliminary hearing has been scheduled. Based on our analysis of the statement of claim, our management believes that the claim is without merit. However, if we are not successful in defending this claim, we could be exposed to considerable financial liabilities and as a result, our financial condition could be materially adversely harmed.

OUR LARGEST SHAREHOLDER, FORMULA, CONTROLS A MAJORITY OF OUR ORDINARY SHARES AND INFLUENCES THE OUTCOME OF MATTERS THAT REQUIRE SHAREHOLDER APPROVAL.

      Formula Systems (1985) Ltd. owns, as of March 7, 2005, 58.5% of our outstanding ordinary shares. Therefore, Formula has the power to control the outcome of most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, Dan Goldstein, a member of our board of directors and chairman of the board of Formula, and Gad Goldstein, the chairman of our board and a director, president, and chief executive officer of Formula, own, in the aggregate, 755,138 ordinary shares, representing 5.5% of our outstanding ordinary shares. These individuals have entered into agreements that require them to vote their shares as instructed by Formula. Accordingly, Formula is deemed to beneficially own approximately 64% of our outstanding ordinary shares.

      This share ownership may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with these persons. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, including certain of those between us and Formula, we cannot assure you that these procedures will eliminate the possible detrimental effects of conflicts of interest. Our two independent directors constitute a majority of the members of our audit committee. The audit committee reviews potential conflict of interest situations where appropriate. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

THE MARKET PRICE OF OUR ORDINARY SHARES MAY BE VOLATILE AND OUR INVESTORS MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE PRICE THEY PAID, OR AT ALL.

      The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. During 2003, for example, the market price of our ordinary shares traded on the Nasdaq fluctuated between $7.34 and $1.87, and during 2004, the market price of our ordinary shares fluctuated between $8.00 and $3.71. The market price of our ordinary shares may fluctuate substantially due to a variety of factors, including:

      o any actual or anticipated fluctuations in our or our competitors' quarterly revenues and operating results;

      o shortfalls in our operating results from levels forecast by securities analysts;

      o     public announcements concerning us or our competitors;

      o the introduction or market acceptance of new products or service offerings by us or by our competitors;

      o     changes in product pricing policies by us or our competitors;

      o     changes in security analysts' financial estimates;

      o     changes in accounting principles;

      o     sales of our shares by existing shareholders; and

      o     the loss of any of our key personnel.

      In addition, economic, political, and market conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our shares.

FUTURE SALES OF OUR SHARES IN THE PUBLIC MARKET OR ISSUANCES OF ADDITIONAL SECURITIES COULD CAUSE THE MARKET PRICE FOR OUR ORDINARY SHARES TO FALL.

      As of March 7, 2005, we had 13,556,205 ordinary shares outstanding (excluding 1,870,565 held by two of our wholly owned subsidiaries). In addition, we have reserved 2,467,500 ordinary shares for issuance under our option plans. We also have certain commitments described below to issue BluePhoenix ordinary shares and register them for resale.

      We have made a commitment to purchase from First Israel Mezzanine Investors Ltd., known as FIMI, promissory notes issued by Intercomp Ltd., one of our affiliates, in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%. Of the principal amount of such promissory notes, $2.33 million plus the interest accrued may be paid, subject to FIMI's approval, in BluePhoenix's ordinary shares. We also undertook to issue FIMI warrants to purchase up to 336,000 BluePhoenix's ordinary shares. We agreed to register the shares underlying FIMI's option for resale. Under certain circumstances, we are obliged to register for resale the shares underlying FIMI's warrants. In addition, as part of a $5 million private placement we completed on March 30, 2004, we issued to four of the selling shareholders convertible debentures and warrants exercisable into BluePhoenix's ordinary shares. If all such debentures, including interest, are converted into BluePhoenix's ordinary shares and the warrants are fully exercised, we would be required to issue to the investors up to 1,704,558 ordinary shares, subject to adjustments. Under certain circumstances, the investors are entitled to purchase additional convertible debentures and warrants, which if converted and exercised in full, would increase the number of issued shares by an additional 866,666 ordinary shares. In addition, certain of our shareholders holding in the aggregate 10,480,595 ordinary shares have registration rights with respect to the shares they hold, including piggy-back rights.

      If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease.


                   RISKS RELATING TO INTERNATIONAL OPERATIONS

MARKETING OUR TOOLS AND SOLUTIONS IN INTERNATIONAL MARKETS MAY CAUSE INCREASED EXPENSES AND GREATER EXPOSURE TO RISKS THAT WE MAY NOT BE ABLE TO SUCCESSFULLY ADDRESS.

      We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel and recruit additional resellers internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results and financial condition will be materially adversely affected.

      We have generated approximately 53% of our international revenues in 2003 from sales to European customers. Additional risks inherent in our European and other worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in European and other foreign countries, longer accounts receivable payment cycles, difficulties in operations of management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of European and other foreign laws. We cannot assure you that these factors will not have a material adverse effect on our future European and other international sales and, consequently, on our business, operating results and financial condition.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE DOLLAR OR THE EURO.

      Our reporting currency is the United States dollar, which is our functional currency. Most of our revenues are in dollars and euros, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to any of the following risks:

      o that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;

      o that the devaluation process will lag behind the NIS inflation timing; or

      o     that the euro will devaluate against the dollar.

      If any of these occur, the dollar or euro cost of our operations would increase, as well as our financial expenses. We cannot predict any future trends of the rate of inflation in Israel or the rate of devaluation of the NIS or the euro against the dollar. An increase in our dollar or euro operational cost will adversely affect our dollar-measured results of operations. In addition, our operations could be adversely affected if we are unable to hedge against currency fluctuations in the future. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or the euro. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel. For additional information relating to the exchange rates between different relevant currencies please see "Item 5 - Our Reporting Currency".

FLUCTUATIONS IN FOREIGN CURRENCY VALUES AFFECT THE PRICES OF OUR PRODUCTS, WHICH IN TURN MAY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

      Most of our worldwide sales are currently denominated in dollars. A decrease in the value of the dollar relative to foreign currencies, in particular the euro, Danish kroner (DKK) and the new Israeli shekel (NIS) would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets.

WE ARE SUBJECT TO MULTIPLE TAXING JURISDICTIONS. IF WE FAIL TO ESTIMATE ACCURATELY THE AMOUNT OF INCOME TAX DUE IN ANY OF THESE JURISDICTIONS, OUR NET INCOME MIGHT BE AFFECTED.

      We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at rates higher than those to which we are subject in Israel. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In our management's opinion, we have made adequate provisions for income taxes for all past years. Although our management believes that its estimates are reasonable, we cannot assure you that the final tax outcome of these issues will not be different than those, which are reflected in our historical income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

                     RISKS RELATING TO OPERATIONS IN ISRAEL

POLITICAL, ECONOMIC, AND MILITARY CONDITIONS IN ISRAEL COULD NEGATIVELY IMPACT OUR BUSINESS.

      We are incorporated under the laws of the State of Israel, and certain of our key management personnel as well as certain of our research and development facilities are located in Israel. Although we generate most of our revenues from international markets, we nonetheless are influenced by the political, economic and military conditions affecting Israel. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

THE TAX BENEFITS AVAILABLE TO US FROM GOVERNMENT PROGRAMS MAY BE DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR TAXES.

      We receive tax benefits under Israeli government programs, particularly as a result of the "Approved Enterprise" status of certain of our operations in Israel. "Approved Enterprise" status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the company to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. We were granted a two-year tax exemption, followed by a five-year reduced tax rate of 25% instead of 36% on income derived from our "Approved Enterprise" investment programs. In order to qualify for these incentives, the "Approved Enterprise" is required to provide minimum paid-in-capital (30% of the investment), to show an increase in its export activities, and to meet other general investing criteria. As of May 31, 2004, we have met those criteria and received tax benefits from our "Approved Enterprise" programs, as presented in Note 14I to our financial statements. To maintain our eligibility for these programs and benefits, we must meet the conditions mentioned above. We can not assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

IT MAY BE DIFFICULT TO SERVE PROCESS AND ENFORCE JUDGMENTS AGAINST OUR DIRECTORS AND OFFICERS IN ISRAEL.


      We are organized under the laws of the State of Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

      o effect service of process within the United States on us or any of our executive officers or directors who are nonresidents of the United States;

      o enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors which are nonresidents of the United States, in the United States or Israel; and

      o bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.


                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. Under this shelf process, the selling shareholders may offer up to a total of 2,104,558 ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled "Plan of Distribution."

      Unless the context otherwise requires, all references in this prospectus to "we," "our," "our company," "us" and the "Company" refer to BluePhoenix Solutions Ltd. and its subsidiaries, unless otherwise indicated. References to "BluePhoenix" refer to BluePhoenix Solutions Ltd.

      All references in this prospectus to "ordinary shares" refer to our ordinary shares, par value 0.01 NIS per share.

      All references in this prospectus to "dollars" or "$" are to United States dollars.

      All references in this prospectus to "shekels" or "NIS" are to New Israeli Shekels.


               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      This document, including the documents incorporated by reference herein, contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "intend," "seek," "estimate," anticipate," and "believe" and similar expressions are forward-looking statements. These statements are based on information available to us at the time of the preparation of this document or the incorporated document. We assume no obligation to update any of them, to the extent that we are not so required under applicable law. The statements in, or incorporated into this document are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in our market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, products offered by competitors;

availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described below and in our annual reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

                            THE OFFERING AND LISTING


   Ordinary shares offered by the selling shareholders........................       2,104,558 ordinary shares

   Ordinary shares  issuable upon exercise of warrants  offered by the selling
   shareholders...............................................................       357,143 ordinary shares

   Ordinary  shares  issuable upon  conversion  of  debentures  offered by the
   selling shareholders.......................................................       1,190,476 ordinary shares

   Ordinary  shares  issuable  as  payment  of  interest  on  the  convertible
   debentures offered by the selling shareholders.............................       156,939 ordinary shares

   Ordinary  shares  being  registered  for  resale  by  selling  shareholders
   consisting of certain of our officers and directors........................       400,000 ordinary shares

   Ordinary shares to be outstanding after this offering......................       15,260,763 ordinary shares

   Use of proceeds............................................................       We will not receive any proceeds
                                                                                     from the sale of ordinary shares
                                                                                     by the selling shareholders, but
                                                                                     we will receive proceeds from
                                                                                     the exercise of the warrants.


   Nasdaq National Market symbol..............................................       BPHX

      The number of ordinary shares to be outstanding after this offering excludes:

      o 1,870,565 ordinary shares repurchased under buy-back programs by two of our wholly owned subsidiaries;

      o 2,194,353 ordinary shares issuable upon exercise of options outstanding at March 7, 2005, with a weighted average exercise price of $5.13 per share; and

      o 773,147 ordinary shares available for issuance under our option and employee stock purchase plans.

      The warrants for the ordinary shares offered by certain selling shareholders are exercisable during a five-year period beginning on September 30, 2004 at an exercise price of $6.50 per ordinary share. We are obligated to adjust the exercise price of these warrants in certain circumstances, including in the event that we declare a dividend or stock split of our ordinary shares or if we issue additional warrants, rights, options or other convertible securities.

      The convertible debentures for the ordinary shares offered by certain selling shareholders are convertible at a conversion price of $5.25 as long as the debentures are outstanding. The conversion price of these convertible debentures will be adjusted in certain circumstances, including, among others, in the event that we declare a dividend or stock split of our ordinary shares or if we issue additional warrants, rights, options or other convertible securities.

      We are required to pay interest on the convertible debentures on a quarterly basis either in cash or in our ordinary shares.

      The following table lists the high and low closing sales for our ordinary shares, for the periods indicated, on The Nasdaq National Market:


CALENDAR PERIOD               CLOSING PRICE PER SHARE
---------------               -----------------------

                                  HIGH     LOW
                                  ----     ---
                                      (IN $)
                                      ------
1999:                             18.69   6.56

2000:                             19.50   5.63

2001:                              8.69   2.05

2002:                              4.15   2.00
First Quarter                      4.15   3.50
Second Quarter                     4.00   2.80
Third Quarter                      3.00   2.24
Fourth Quarter                     2.38   2.00

2003:                              7.04   2.10
First Quarter                      2.41   2.10
Second Quarter                     3.25   2.18
Third Quarter                      4.00   3.05
Fourth Quarter                     7.04   3.75

2004:
First Quarter                      7.49   4.63
Second Quarter                     5.49   4.03
Third Quarter                      5.50   4.98
Fourth Quarter                     4.41   3.92


Most Recent Six Months:

July 2004                          5.49   4.04
August 2004                        4.92   4.03
September 2004                     4.42   4.10
October 2004                       4.35   4.10
November 2004                      4.41   4.03
December 2004                      4.25   3.92

January 2005                       4.20   3.91
February 2005                      4.82   3.82
March (through March 7) 2005       4.90   4.51

Our ordinary shares are also traded on the Tel Aviv Stock Exchange.

                         CAPITALIZATION AND INDEBTEDNESS

      The table below sets forth our capitalization and indebtedness as of September 30, 2004, and as adjusted to give effect to the issuance of the 952,381 shares underlying the convertible debentures and the 285,714 shares underlying the warrants at an exercise price of $6.50 per share.

                                                         September 30, 2004
                                                   -----------------------------
                                                        Actual       As Adjusted
                                                   ------------      -----------
                                                            (in thousands)

Short-term bank credit                                  6,354           6,354
Long-term debt                                          8,546           8,546


Convertible debentures                                  5,110              --
Offering expenses                                        (375)             --
                                                 ------------    ------------
Convertible debentures, net                             4,735              --
                                                 ------------    ------------
Shareholders' equity
Share capital--ordinary shares of NIS 0.01 par
    value (authorized 30,000,000 shares;
    issued: 15,426,770 shares; 16,790,416
    shares as adjusted                                     31              32
Capital surplus                                        53,280          59,871
Cost of 1,870,565 company shares held by              (14,709)        (14,709)
    subsidiaries
Retained earnings                                       9,354           9,354
                                                 ------------    ------------
Total Shareholders' equity                             47,957          54,548
                                                 ------------    ------------
Total Capitalization                                   67,592          69,448
                                                 ============    ============


                    REASONS FOR THE OFFER AND USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders in this offering. If the warrants are exercised in full, we would realize proceeds before expenses, in the amount of $2,850,874. The net proceeds of the exercise of the warrants will be used for working capital and general corporate purposes. We will bear the costs, other than underwriting commissions, associated with the sales of ordinary shares.

                              SELLING SHAREHOLDERS

      Certain of the ordinary shares being offered by the selling shareholders are issuable upon conversion of the convertible debentures, upon issuance of ordinary shares as payment of interest on the convertible debentures and upon exercise of the warrants. For additional information regarding the convertible debentures and warrants, see "Prospectus Summary - The Transactions" above. We are registering the ordinary shares in order to permit the selling shareholders to offer the shares for resale from time to time. With the exception of Arie Kilman, Gad Goldstein, Dan Goldstein and Aaron Crystal, the selling shareholders have not had any material relationship with us within the past three years.

      The following table presents information provided by the selling shareholders with respect to beneficial ownership of our ordinary shares as of February 15, 2005, and as adjusted to reflect the sale of the shares offered by the selling shareholders under this prospectus and assumes that all ordinary shares being offered under this prospectus are ultimately sold in the offering. The second column lists the number of ordinary shares beneficially owned by each selling shareholder, including the convertible debentures and the warrants, as the case may be, assuming conversion of all convertible debentures, issuance of ordinary shares as payment of interest on the convertible debentures and exercise of the warrants or options held by that selling shareholder on that date, without regard to any limitations on conversions or exercise. The fourth column lists the ordinary shares being offered by the selling shareholders under this prospectus.

      The table includes all shares issuable within 60 days of February 15, 2005 upon the exercise of warrants, options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership as set forth below includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. To our knowledge, the persons named in the table have sole voting, sole investment control and sole right to receive the economic benefit with respect to all shares listed, except as set forth in the table below. The applicable percentage of ownership for each shareholder is based on 13,556,205 ordinary shares outstanding as of February 15, 2005 (excluding 1,870,565 ordinary shares repurchased pursuant to buy back programs and held by two of our wholly owned subsidiaries) and such number of ordinary shares issuable upon conversion of the convertible debentures, upon issuance of ordinary shares as payment of interest on the convertible debentures and upon exercise of the warrants and options held by that selling shareholder, if applicable.

      In accordance with the terms of registration rights agreements with the holders of the convertible debentures and the warrants, this prospectus generally covers the resale of at least 125% of that number of ordinary shares equal to the number of ordinary shares issuable upon conversion of the convertible debentures, upon issuance of ordinary shares as payment of interest on the convertible debentures and upon exercise of the related warrants, determined as if such events transpired as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the convertible debentures may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the ordinary shares offered by the selling shareholders pursuant to this prospectus.

      Under the terms of the convertible debentures and the warrants, the conversion, payment of interest or exercise are subject to certain limitations. See "Prospectus Summary - The Transactions." The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

      The ordinary shares being offered by Mr. Kilman were issued to him under a share exchange agreement effective as of November 14, 2002 among Liraz Systems Ltd. ("Liraz"), certain of Liraz's shareholders, including Mr. Kilman, and us. Under the agreement, we purchased from certain Liraz shareholders, including Mr. Kilman and Formula, an aggregate of 5,809,302 shares of Liraz, representing approximately 86% of Liraz's outstanding share capital. We paid the consideration through the issuance to Liraz's selling shareholders of 3,478,624 of our ordinary shares, of which 625,183 shares were issued to Mr. Kilman. The amount of shares issued to Liraz's selling shareholders was calculated based on an exchange ratio of 1:1.67, such that we issued one BluePhoenix ordinary share for every 1.67 shares of Liraz.

                                        SHARES BENEFICIALLY OWNED    SHARES BEING      SHARES BENEFICIALLY
                                            PRIOR TO OFFERING          OFFERED        OWNED AFTER OFFERING
                                            -----------------          -------        --------------------
                                          NUMBER       PERCENT                         NUMBER      PERCENT
                                          ------       -------                         ------      -------
NAME OF BENEFICIAL OWNER
------------------------

Omicron Master Trust (1) (10)            750,005        5.24%        937,507(9)          0            0
Smithfield Fiduciary LLC (2) (10)        272,729        1.97%        340,912(9)          0            0
Cranshire Capital L.P. (3) (10)          136,365        1.00 %       170,456(9)          0            0
Iroquois Capital L.P. (4) (10)           204,547        1.49%        255,684(9)          0            0
Arie Kilman (5)                          953,203        6.57%          100,000        853,203       5.92%
Gad Goldstein (6)                        330,628        2.38%          100,000        230,628       1.67%
Dan Goldstein (7)                        424,510        3.04%          100,000        324,510       2.34%
Aaron Crystal (8)                        924,038        6.38%          100,000        824,038       5.73%


(1) The address of Omicron Master Trust is 810 Seventh Ave. 39th floor, New York, New York 10019. The percentage ownership set forth in the second column is based on 13,556,205 ordinary shares outstanding as of February 15, 2005, plus an aggregate of 750,005 ordinary shares underlying the convertible debentures, including interest thereon, and warrants beneficially owned by Omicron Master Trust. Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"). Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as a general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the ordinary shares owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the ordinary shares owned by Omicron. Each of Omicron Capital, OCI and Winchester disclaims beneficial ownership of such ordinary shares. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the ordinary shares to be owned by Omicron and, as of July 13, 2004, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the ordinary shares held by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the ordinary shares held by Omicron. Each of Messrs. Morali and Bernstein disclaims beneficial ownership of such shares and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the ordinary shares being offered by Omicron, as those terms are used for purposes under rule 13d-1 of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling shareholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13d-1) controls Omicron or Winchester.

(2) The address of Smithfield Fiduciary LLC is c/o Highbridge Capital Management, LLC, 9 West 57th St. 27th Floor, New York, New York 10019. The percentage ownership set forth in the second column is based on 13,556,205 ordinary shares outstanding as of February 15, 2005, plus an aggregate of 272,729 ordinary shares underlying the convertible debentures, including interest thereon, and warrants beneficially owned by Smithfield Fiduciary LLC ("Smithfield"). Highbridge Capital Management, LLC ("Highbridge") is the trading manager of Smithfield and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield. Smithfield is an affiliate of a broker-dealer. However, the securities of the Registrant were purchased in the ordinary course of its business and Smithfield did not at the time of the purchase have any agreement or understanding, directly or indirectly, to distribute the securities.

(3) The address of Cranshire Capital L.P. is 666 Dundee Road Suite 1901, Northbrook, Illinois 60062. The percentage ownership set forth in the second column is based on 13,556,205 ordinary shares outstanding as of February 15, 2005, plus an aggregate of 136,365 ordinary shares underlying the convertible debentures, including interest thereon, and warrants beneficially owned by Cranshire Capital L.P. Mitchell P. Kopin, president of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., has sole voting and investment control on behalf of Cranshire Capital, L.P.

(4) The address of Iroquois Capital L.P. is 641 Lexington Avenue, 26th Floor, New York, NY 10022. The percentage ownership set forth in the second column is based on 13,556,205 ordinary shares outstanding as of February 15, 2005, plus an aggregate of 204,547 ordinary shares underlying the convertible debentures, including interest thereon, and warrants beneficially owned by Iroquois Capital L.P. Josh Silverman and Richard Abbe share voting control and dispositive power on behalf of Iroquois with respect to the securities offered by Iroquois. Each of Silverman and Abbe disclaims beneficial ownership of the securities held by Iroquois. Iroquois is not an affiliate of a registered broker-dealer.

(5) The address of Arie Kilman is c/o BluePhoenix Solutions Ltd., 8 Maskit Street, Herzliya 46120 Israel. Mr. Kilman has served as our chief executive officer since May 2003. Mr. Kilman has also served as chief executive officer of BluePhoenix Solutions B.V., our wholly owned subsidiary, since October 2001 and as president and manager of Liraz Systems Ltd., our wholly owned subsidiary since 1998. Shares beneficially owned include 361,389 ordinary shares issuable upon exercise of options exercisable within 60 days.

(6) The address of Gad Goldstein is c/o BluePhoenix Solutions Ltd., 8 Maskit Street, Herzliya 46120 Israel. Mr. Goldstein has served as chairman of our board of directors since April 1998 and as a director of Formula Systems
      (1985) Ltd., our parent company, since 1985. Mr. Goldstein has entered into an agreement that requires him to vote his shares as instructed by Formula.

(7) The address of Dan Goldstein is c/o BluePhoenix Solutions Ltd., 8 Maskit Street, Herzliya 46120 Israel. Mr. Goldstein has served as a director of our company since March 1993. Mr. Goldstein has served as chairman of the board and chief executive officer of Formula since 1985. Mr. Goldstein serves as chairman of the board of various companies within the Formula group. Mr. Goldstein has entered into an agreement that requires him to vote his shares as instructed by Formula.

(8) The address of Aaron Crystal is c/o BluePhoenix Solutions Ltd., 8 Maskit Street, Herzliya 46120 Israel. Mr. Crystal has served as our president, chief executive officer and director since our formation in 1987 until December 1996 and continues to serve as our president and director. Since November 1999, Mr. Crystal has served as vice-chairman of our board.

(9) Pursuant to the registration rights agreement dated March 30, 2004, as amended, we have agreed to register 125% of the ordinary shares underlying the convertible debentures and any interest thereon as well as the ordinary shares underlying the warrants to account for any adjustments pursuant to the anti-dilution provisions of the convertible debentures. The amounts of the shares being offered to the holders of the warrants and debentures include the additional 25% issuable on account of such anti-dilution adjustments. The additional 25% of shares, though registered hereby, are not beneficially owned and will not be beneficially owned unless and to the extent that any events occur which trigger the anti-dilution provisions of the convertible debentures and/or warrants.

(10) Pursuant to the terms of the debentures and the warrants, if as a result of any conversion of debentures of exercise of warrants, any of the holders thereof will beneficially own more than 4.99% of our outstanding ordinary shares (or 9.99%, in the case of a forced conversion of debentures), then that holder will not have the right to convert its debenture or exercise its warrant, as the case may be, in an amount in excess of such threshold. Furthermore, we will not issue ordinary shares upon conversion of the debentures or exercise of the warrants in an aggregate amount in excess of 19.99% of the total number of ordinary shares outstanding as of March 30, 2004, less any ordinary shares issued upon conversion of or as payment of interest on the debentures or upon prior exercise of any warrants issued pursuant to the securities purchase agreement, without obtaining the approval of our shareholders prior to such issuance.

                              PLAN OF DISTRIBUTION

      Each selling shareholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares on the Nasdaq National Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     settlement of short sales;

      o broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale;

      o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

      o     any other method permitted pursuant to applicable law.

      The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

      Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling shareholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

      In connection with the sale of our ordinary shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The selling shareholders may also sell our ordinary shares short and deliver these securities to close out their short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares.

      We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      Selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that he has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

      We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our ordinary shares for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our ordinary shares by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.


EXPENSES ASSOCIATED WITH REGISTRATION

      We are paying substantially all of the expenses of registering the ordinary shares under the Securities Act and of compliance with blue sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses, our legal and accounting fees and the legal fees of counsel on behalf of the selling shareholders. We estimate these expenses to be approximately $225,291.39, which include the following categories of expenses:

SEC registration fee                           $  1,651.39
Printing and engraving expenses                $    640.00
Legal fees and expenses                        $120,000.00
Accounting fees and expenses                   $100,000.00
Miscellaneous expenses                         $  3,000.00
Total                                          $225,291.39

                                  LEGAL MATTERS

      The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Herzog, Fox & Neeman, Tel Aviv, Israel.

                                     EXPERTS

      The consolidated financial statements of BluePhoenix Solutions Ltd. as of December 31, 2003 and December 31, 2002 and for each of the three years in the period ended December 31, 2003 and the consolidated financial statement as of September 30, 2002 of Liraz Systems Ltd., in each case included in this prospectus have been so included in reliance on the report of Ziv Haft Certified Public Accountants (Isr.) BDO member firm, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       ENFORCEABILITY OF CIVIL LIABILITIES

      Service of process upon us and upon some of our directors and officers and the Israeli experts named in this prospectus who reside outside the United States may be difficult to obtain within the United States. Furthermore, because some of our principal assets and some of our directors and officers are located outside the United States, court judgments obtained in the United States, including those predicated on the civil liability provisions of United States federal securities laws, against us or any of our directors and officers who reside outside the United States, may not be collectible within the United States or Israel. It may be also difficult to bring an original action in an Israeli court to enforce liabilities against us or against any of our directors and officers, based upon the United States federal securities laws.

      We have been informed by our legal counsel in Israel that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Securities and Exchange Act of 1934, as amended, in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

      o     the judgment is enforceable in the state in which it was given;

      o adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

      o the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

      o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

      o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in a foreign court.

      We have irrevocably appointed Blue Phoenix Solutions USA Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of North Carolina arising out of this offering or any purchase or sale of securities in connection with this offering.

      If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed a Registration Statement on Form F-3 with the SEC for the shares being offered pursuant to this prospectus. This prospectus does not include all of the information contained in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document.

      We are required to file annual reports and other information with the SEC. You can read our SEC filings, including the Registration Statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Room 1024, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      We are subject to certain of the informational requirements of the Exchange Act. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm, as well as quarterly reports on Form 6-K containing unaudited financial information after the end of each calendar quarter.

                      INFORMATION INCORPORATED BY REFERENCE

      The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus or by information we file with the SEC in the future.

      The following documents are incorporated by reference:

(a) Our Annual Report on Form 20-F/A for the fiscal year ended December 31,
2003;

(b) Our reports of foreign private issuer on Form 6-K filed with the SEC on May 10, 2004, August 5, 2004, November 10, 2004 and February 22, 2005; and

(c) The description of our ordinary shares contained in the Registration Statement under the Exchange Act on Form 8-A as filed with the SEC on January 21, 1997, and any subsequent amendment or report filed for the purpose of updating this description.

      In addition, all subsequent annual reports filed on Form 20-F prior to the termination of this offering are incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K by stating in those Forms that they are being incorporated by reference into this prospectus.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document states that one of its exhibits is incorporated into the document itself). Such requests should be directed to Yael Peretz, Legal Advisor, c/o BluePhoenix Solutions Ltd., 8 Maskit Street, Herzliya 46120 Israel, facsimile number 972-9-952-6111. Our corporate website address is http://www.bphx.com. The information on our website is not intended to be a part of this prospectus.

================================================================================
                            2,104,558 Ordinary Shares


                           BLUEPHOENIX SOLUTIONS LTD.
                                   -----------

                                   PROSPECTUS
                                 ---------------


                                 March 15, 2005